Exhibit 99.1

FORM OF NOTICE OF GUARANTEED DELIVERY
FOR RIGHTS CERTIFICATES ISSUED BY
ASIA ENTERTAINMENT & RESOURCES LTD.

Instructions for using this form

This form, or one substantially equivalent hereto, must be used to exercise the subscription rights (the “Rights”) pursuant to the rights offering as described in the prospectus supplement dated June 4, 2013 and the accompanying prospectus (collectively, the “Prospectus”) of ASIA ENTERTAINMENT & RESOURCES LTD., a Cayman Islands corporation (the “Company”), if a holder of Rights cannot deliver the certificate(s) evidencing the Rights (the “Rights Certificate(s)”), to the subscription agent listed below (the “Subscription Agent”) prior to 5:00 p.m., New York City time, on June 21, 2013 unless such time is extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”). Such form must be delivered by hand or sent by telegram, facsimile transmission, first class mail or overnight courier to the Subscription Agent, and must be received by the Subscription Agent prior to the Expiration Date. See “The Rights Offering — Guaranteed Delivery Procedures” in the Prospectus.

Each Right allows the holder thereof to subscribe for one share (the “Subscription Right”) of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”). Payment of the subscription price of $3.00 per Ordinary Share subscribed for upon exercise of such Rights must be received by the Subscription Agent in the manner specified in the Prospectus prior to the Expiration Date even if the Rights Certificate(s) evidencing such Rights is (are) being delivered pursuant to the Guaranteed Delivery Procedures thereof. See “The Rights Offering — Method of Exercising Subscription Rights” in the Prospectus.

The address of the Subscription Agent is as follows:

Continental Stock Transfer and Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Attn: Corporate Actions Department

By Facsimile Transmission:
(212) 616-7610

Telephone Number for Confirmation:
(917) 262-2378

If you have any questions, require assistance regarding the method of exercising Rights or require additional copies of relevant documents, please contact the Information Agent, Georgeson Inc., at (877) 278-4774 (toll free) or (212) 440-9800.

Delivery of this instrument to an address other than as set forth above or transmission of this instrument via facsimile other than as set forth above does not constitute a valid delivery.

Ladies and Gentlemen:

The undersigned hereby represents that the undersigned is the holder of one or more Rights Certificate(s) representing Right(s) and that such Rights Certificate(s) cannot be delivered to the Subscription Agent prior to the Expiration Date. Upon the terms and subject to the conditions set forth in the Prospectus, receipt of which is hereby acknowledged, the undersigned hereby elects to exercise the Subscription Right to subscribe for      Ordinary Shares with respect to each of the Rights represented by such Rights Certificate(s).

The undersigned understands that payment of the subscription price of $3.00 per full Ordinary Share subscribed for pursuant to the Subscription Right must be received by the Subscription Agent prior to the Expiration Date, and represents that such payment, in the aggregate amount of $     either (check appropriate box):

☐	is being delivered to the Subscription Agent herewith

or

☐	has been delivered separately to the Subscription Agent in the manner set forth below (check appropriate box and complete information relating thereto):
☐	Wire transfer of funds

Name of transferor institution:

Date of transfer:

Confirmation number (if available):

☐	Cashier’s check or Certified check draw on a U.S. bank
☐	U.S. Postal Money order

Name of maker:
Signature(s)	Address
Names
(Please type or print)
Rights Certificate No(s). (if available)	Area Code and Tel. No.(s)

GUARANTEE OF DELIVERY

(Not to Be Used for Rights Certificate Signature Guarantee)

The undersigned, a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, or a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, guarantees that the undersigned will deliver to the Subscription Agent the certificates representing the Rights being exercised hereby, with any required signature guarantee and any other required documents, all within three (3) business days after the date hereof.

Dated:
(Address)	(Name of Firm)
(Area Code and Telephone Number)	(Authorized Signature)

The institution that completes this form must communicate the guarantee to the Subscription Agent and must deliver the Rights Certificate(s) to the Subscription Agent within the time period shown in this prospectus. Failure to do so could result in a financial loss to such institution.